Exhibit 99.2

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2017 and 2016

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes thereto (the Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three months ended March 31, 2017, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2016. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which vary from those of the US. This MD&A provides information for the three months ended March 31, 2017, based on information available to management as of May 3, 2017.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of dollars, except as otherwise noted)	2017	2016	Change
Revenues	1,646	1,672	(1.6%)
Purchased power	889	896	(0.8%)
Revenues, net of purchased power	757	776	(2.4%)
Operation, maintenance and administration costs	264	248	6.5%
Depreciation and amortization	193	188	2.7%
Financing charges	103	96	7.3%
Income tax expense	26	32	(18.8%)
Net income attributable to common shareholder of Hydro One	170	211	(19.4%)

Basic earnings per common share (EPS)	$1,195	$1,485	(19.4%)
Diluted EPS	$1,195	$1,485	(19.4%)
Net cash from operating activities	459	369	24.4%
Funds from operations (FFO)[1]	390	383	1.8%
Capital investments	347	378	(8.2%)
Assets placed in-service	228	158	44.3%
Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,795	20,555	(3.7%)
Distribution: Electricity distributed to Hydro One customers (GWh)	6,967	7,045	(1.1%)

	March 31, 2017	December 31, 2016
Debt to capitalization ratio[2]	53.0%	52.9%

[1]	See section “Non-GAAP Measures” for description and reconciliation of FFO.
[2]	Debt to capitalization ratio has been calculated as total debt (includes total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, including preferred shares but excluding any amounts related to non-controlling interest.

OVERVIEW

For the three months ended March 31, 2017, Hydro One’s business segments accounted for the Company’s total revenues, net of purchased power, as follows:

	Transmission	Distribution	Other
Percentage of Company’s total revenues, net of purchased power	48%	52%	—

At March 31, 2017, Hydro One’s business segments accounted for the Company’s total assets as follows:

	Transmission	Distribution	Other
Percentage of Company’s total assets	52%	37%	11%

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2017 and 2016

RESULTS OF OPERATIONS

Net Income

Net income attributable to common shareholder for the quarter ended March 31, 2017 of $170 million is a decrease of $41 million or 19.4% from the prior year. Significant influences on net income included:

•	milder weather in the first quarter of 2017 resulted in a decrease in transmission revenues, mainly due to lower average Ontario peak demand, and a decrease in distribution revenues, as energy consumption declined. Transmission and distribution revenues were also impacted by a reduction in the 2017 allowed regulated return on equity (ROE) from 9.19% to 8.78%;

•	higher operation, maintenance and administration (OM&A) costs primarily resulting from lower bad debt expense in 2016 due to revised estimates of uncollectible accounts as a result of stabilization of the customer information system (excluding this adjustment in 2016, bad debt expense would have been relatively flat year-over-year); and

•	increased financing charges primarily due to increased weighted average long-term debt outstanding during the first quarter of 2017 compared to the first quarter of 2016, including long-term debt assumed as part of the Hydro One Sault Ste. Marie acquisition in the fourth quarter of 2016.

Revenues

Three months ended March 31 (millions of dollars, except as otherwise noted)	2017	2016	Change
Transmission	367	386	(4.9%)
Distribution	1,279	1,286	(0.5%)

	1,646	1,672	(1.6%)

Transmission volumes:
Average monthly Ontario 60-minute peak demand (MW)	19,795	20,555	(3.7%)
Distribution volumes:
Electricity distributed to Hydro One customers (GWh)	6,967	7,045	(1.1%)

Transmission Revenues

Transmission revenues decreased by 4.9% for the first quarter primarily due to the following:

•	lower average monthly Ontario 60-minute peak demand mainly due to milder weather in 2017; and

•	decreased Ontario Energy Board (OEB)-approved transmission rates primarily reflecting a reduction in 2017 allowed ROE for the transmission business from 9.19% to 8.78%; partially offset by

•	additional revenues resulting from the acquisition of Hydro One Sault Ste. Marie in the fourth quarter of 2016.

Distribution Revenues

Distribution revenues decreased by 0.5% for the first quarter primarily due to the following:

•	lower power costs from generators that are passed on to customers; and

•	lower energy consumption resulting from milder weather in 2017; partially offset by

•	increased OEB-approved distribution rates for 2017, net of a reduction in 2017 allowed ROE for the distribution business from 9.19% to 8.78%.

OM&A Costs

Three months ended March 31 (millions of dollars)	2017	2016	Change
Transmission	106	101	5.0%
Distribution	147	143	2.8%
Other	11	4	175.0%

	264	248	6.5%

Transmission OM&A Costs

The increase of 5.0% in transmission OM&A costs for the quarter ended March 31, 2017 was primarily due to higher consulting costs related to efficiency studies and additional OM&A costs resulting from the acquisition of Hydro One Sault Ste. Marie in the fourth quarter of 2016.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2017 and 2016

Distribution OM&A Costs

The increase of 2.8% in distribution OM&A costs for the quarter ended March 31, 2017 was primarily due to the following:

•	lower bad debt expense in 2016 due to revised estimates of uncollectible accounts as a result of stabilization of the customer information system (excluding this adjustment in 2016, bad debt expense would have been relatively flat year-over-year); and

•	higher consulting costs related to customer initiatives; partially offset by

•	lower emergency power and storm restoration costs in 2017 as last year’s costs were elevated by an ice storm in March 2016.

Other OM&A Costs

The increase in other OM&A costs for the quarter ended March 31, 2017 was primarily due to higher consulting costs related to strategy development and higher corporate management costs.

Financing Charges

The increase of $7 million or 7.3% in financing charges for the quarter ended March 31, 2017 was primarily due to an increase in interest expense on long-term debt driven by an increase in the weighted average long-term debt balance outstanding during the first quarter of 2017, including the long-term debt assumed as part of the Hydro One Sault Ste. Marie acquisition in the fourth quarter of 2016. This was partially offset by a decrease in the weighted average interest rate for long-term debt.

Income Tax Expense

The effective tax rate for the three months ended March 31, 2017 was 13.2% compared to 13.1% for the three months ended March 31, 2016. The decrease in income tax expense of $6 million for the quarter ended March 31, 2017 was primarily due to lower income before taxes, partially offset by changes in temporary differences included in the rate setting process such as capital cost allowance in excess of depreciation and pension contributions in excess of pension expense.

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS)	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015
Revenues	1,646	1,604	1,693	1,533	1,672	1,513	1,645	1,563
Purchased power	889	858	870	803	896	786	856	838
Revenues, net of purchased power	757	746	823	730	776	727	789	725
Net income to common shareholder	170	131	233	155	211	132	188	131
Basic and diluted EPS	$1,195	$921	$1,638	$1,086	$1,485	$1,036	$1,869	$1,313

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing.

CAPITAL INVESTMENTS

The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.

The following table presents Hydro One’s assets placed in-service during the three months ended March 31, 2017 and 2016:

Three months ended March 31 (millions of dollars)	2017	2016	Change
Transmission	82	51	60.8%
Distribution	146	107	36.4%

Total assets placed in-service	228	158	44.3%

Transmission assets placed in-service increased by $31 million or 60.8% during the first quarter of 2017 primarily due to the timing of a larger number of sustainment investments that were placed in-service early in 2017, including the station refurbishment projects at Richview, Nepean, Hinchinbrooke, Bruce A, and Strathroy transmission stations.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2017 and 2016

Distribution assets placed in-service increased by $39 million or 36.4% during the first quarter of 2017 primarily due to the following:

•	the completion of an operation center in Bolton in February 2017;

•	timing of distribution station refurbishments and spare transformer purchases as work and vendor deliveries were deferred from 2016; and

•	higher volume of trouble calls and power restoration work.

The following table presents Hydro One’s capital investments during the three months ended March 31, 2017 and 2016:

Three months ended March 31 (millions of dollars)	2017	2016	Change
Transmission
Sustaining	162	181	(10.5%)
Development	37	40	(7.5%)
Other	10	14	(28.6%)

	209	235	(11.1%)

Distribution
Sustaining	72	86	(16.3%)
Development	47	39	20.5%
Other	19	18	5.6%

	138	143	(3.5%)

Total capital investments	347	378	(8.2%)

Transmission Capital Investments

Transmission capital investments decreased by $26 million or 11.1% during the first quarter of 2017. Principal impacts on the levels of capital investments for the quarter included:

•	lower volume of sustainment project work;

•	timing of work related to the Clarington Transmission Station project;

•	decreased investments in information technology projects, primarily due to completion of certain projects and timing of work on other projects; and

•	completion of the Guelph Area Transmission Refurbishment project; partially offset by

•	continued work on major local area supply network development projects, such as the Holland Transmission Station and the Hawthorne Transmission Station.

Distribution Capital Investments

Distribution capital investments decreased by $5 million or 3.5% during the first quarter of 2017. Principal impacts on the levels of capital investments for the quarter included:

•	lower volume of wood pole replacements;

•	lower volume of work within station refurbishment programs; and

•	decreased storm restoration work compared to prior year mainly as a result of the ice storm in March 2016; partially offset by

•	higher volume of work in new connections and upgrades due to increased demand; and

•	higher volume of emergency power restorations.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2017 and 2016

Major Transmission Capital Investment Projects

The following table summarizes the status of significant transmission projects as at March 31, 2017:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To-Date

Development Projects:
Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	$73 million	$16 million

Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018	$267 million	$203 million

East-West Tie Station Expansion	Northern Ontario	Station expansion	2020	$166 million	–

Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	To be determined	To be determined	–

Sustainment Projects:
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2019	$109 million	$90 million

Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2019	$102 million	$72 million

Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2020	$95 million	$25 million

Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2021	$93 million	$35 million

SUMMARY OF SOURCES AND USES OF CASH

Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended March 31 (millions of dollars)	2017	2016
Cash provided by operating activities	459	369
Cash provided by (used in) financing activities	(160)	137
Cash used in investing activities	(347)	(355)

Increase (decrease) in cash and cash equivalents	(48)	151

Cash provided by operating activities

The increase in cash provided by operating activities is primarily due to decreased energy-related receivables as a result of lower revenues in the first quarter of 2017 primarily reflecting a lower average Ontario peak demand and lower energy consumption due to milder weather in the first quarter of 2017.

Cash provided by financing activities

Sources of cash

•    The Company did not issue long-term debt in the first quarter of 2017, compared to proceeds from the issuance of $1,350 million in the first quarter of 2016.

•    The Company received proceeds of $572 million from issuance of short-term notes in the first quarter of 2017, compared to $731 million received in the first quarter of 2016.

Uses of cash

•    In the first quarter of 2017, the Company made a return of stated capital in the amount of $147 million, compared to a return of stated capital of $226 million made in the first quarter of 2016.

•    The Company repaid $590 million of short-term notes, compared to $1,267 million repaid in the first quarter of 2016.

•    The Company repaid no long-term debt in the first quarter of 2017 compared to $450 million repaid in the first quarter of 2016.

Cash used in investing activities

Uses of cash	• Capital expenditures were $24 million lower in the first quarter of 2017, primarily due to lower volume and timing of capital investment work.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2017 and 2016

LIQUIDITY AND FINANCING STRATEGY

Short-term liquidity is provided through funds from operations, Hydro One’s commercial paper program, and bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At March 31, 2017, Hydro One had $451 million in commercial paper borrowings outstanding, compared to $469 million outstanding at December 31, 2016. In addition, Hydro One has revolving bank credit facilities totalling $2.3 billion maturing in 2021. The Company may use the credit facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the credit facilities and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.

At March 31, 2017, the Company’s long-term debt in the principal amount of $10,671 million included $10,523 million long-term debt issued under its Medium Term Note (MTN) Program and long-term debt in the principal amount of $148 million held by Hydro One Sault Ste. Marie. At March 31, 2017, the maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in December 2015 was $3.5 billion, with $1.2 billion remaining available for issuance until January 2018. The long-term debt consists of notes and debentures that mature between 2017 and 2064, and at March 31, 2017, had an average term to maturity of approximately 15.6 years and a weighted average coupon rate of 4.3%.

At March 31, 2017, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

OTHER OBLIGATIONS

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

March 31, 2017 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	10,671	602	1,484	1,756	6,829
Long-term debt – interest payments	8,058	456	826	749	6,027
Short-term notes payable	451	451	—	—	—
Pension contributions[1]	188	103	85	—	—
Environmental and asset retirement obligations	228	28	52	66	82
Outsourcing agreements	327	152	163	6	6
Operating lease commitments	38	10	15	11	2
Long-term software/meter agreement	68	16	34	14	4

Total contractual obligations	20,029	1,818	2,659	2,602	12,950

Other commercial commitments (by year of expiry)
Credit facilities	2,300	—	—	2,300	—
Letters of credit[2]	169	169	—	—	—
Guarantees[3]	325	325	—	—	—

Total other commercial commitments	2,794	494	—	2,300	—

[1]	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2017 and 2018 minimum pension contributions are based on an actuarial valuation as at December 31, 2015 and projected levels of pensionable earnings.

[2]	Letters of credit consist of a $150 million letter of credit related to retirement compensation arrangements, a $12 million letter of credit provided to the IESO for prudential support, $6 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

[3]	Guarantees consist of prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2017 and 2016

REGULATION

The OEB approves both the revenue requirements of and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

The following table summarizes the status of Hydro One’s major regulatory proceedings:

Application	Year(s)	Type	Status
Electricity Rates
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision pending
Hydro One Networks	2015-2017	Distribution – Custom	OEB decision received
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision pending
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received
Hydro One Sault Ste. Marie	2017	Transmission – Cost-of-service	OEB decision pending

Mergers Acquisitions Amalgamations and Divestitures
Orillia Power Distribution Corporation	n/a	Acquisition	OEB decision pending

The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base	Rate Application Status	Rate Order Status
Transmission
Hydro One Networks	2017	8.78% (A)	$10,554 million	Filed in May 2016	To be filed in 2017 Q2
	2018	8.78% (F)	$11,226 million	Filed in May 2016	To be filed in 2017 Q4
B2M LP	2017	8.78% (A)	$509 million	Approved in December 2015	Filed in December 2016
	2018	8.78% (F)	$502 million	Approved in December 2015	To be filed in 2017 Q4
	2019	8.78% (F)	$496 million	Approved in December 2015	To be filed in 2018 Q4
Hydro One Sault Ste. Marie	2017	9.19% (F)	$218 million	Filed in December 2016	Filed in December 2016

Distribution
Hydro One Networks	2017	8.78% (A)	$7,190 million	Approved in March 2015	Approved in December 2016
	2018	8.78% (F)	$7,672 million	Filed in March 2017	To be filed in 2017 Q4
	2019	8.78% (F)	$8,049 million	Filed in March 2017	To be filed in 2018 Q4
	2020	8.78% (F)	$8,477 million	Filed in March 2017	To be filed in 2019 Q4
	2021	8.78% (F)	$9,035 million	Filed in March 2017	To be filed in 2020 Q4
	2022	8.78% (F)	$9,435 million	Filed in March 2017	To be filed in 2021 Q4

Hydro One Networks

On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels. Management expects that a decision will be received in the first half of 2018, and that new rates will be effective on January 1, 2018.

Other Regulatory Developments

Fair Hydro Plan and First Nations Rate Assistance Program

In March 2017, Ontario’s Minister of Energy announced its Fair Hydro Plan, which included changes to the Global Adjustment, the Rural or Remote Electricity Rate Protection (RRRP) program, the introduction of the First Nations Rate Assistance program, and improving the allocation of delivery charges across the rural and urban geographies of the province. Hydro One worked collaboratively with the OEB on the First Nations Rate Assistance program, and was a key stakeholder in providing solutions that address both the Global Adjustment and RRRP elements. The Company’s recommendation to provide a credit on the delivery charge for on-reserve First Nations customers is expected to be implemented. The Province of Ontario (Province) also launched a new Affordability Fund aimed at assisting electricity customers who cannot qualify for low-income conservation programs. Additional enhancements are also planned to the existing Ontario Electricity Support Program.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2017 and 2016

Starting in the summer of 2017, a reduction of 25% is expected to be introduced on electricity bills for typical Ontario residents. This reduction is expected to include the 8% rebate from the Ontario Rebate for Electricity Consumers Act, 2016. The RRRP and First Nations Rate Assistance program delivery charge credit is expected to be funded from Provincial revenues, reducing regulatory charges for Ontario ratepayers. Funding for the Ontario Electricity Support Program is expected to be increased by 50%, and it is expected that the changes to the RRRP will result in distribution cost reductions of about 10% for an average low-density and medium-density Hydro One customer, consuming 1,150 kWh and 900 kWh, respectively. These changes, once implemented, are not expected to have an impact on the net revenues of the Company.

NON-GAAP MEASURES

FFO

FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Three months ended March 31 (millions of dollars)	2017	2016
Net cash from operating activities	459	369
Changes in non-cash balances related to operations	(69)	17
Distributions to noncontrolling interest	—	(3)

FFO	390	383

FFO is not a recognized measure under US GAAP and does not have a standardized meaning prescribed by US GAAP. FFO is therefore unlikely to be directly comparable to similar measures presented by other companies. FFO should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is the majority shareholder of Hydro One Limited. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), OEB, and Hydro One Telecom are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. Hydro One Brampton was a related party until February 28, 2017, when it was acquired from the Province by Alectra Inc. and subsequent to the acquisition by Alectra Inc. is no longer a related party to Hydro One. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2017 and 2016:

		Three months ended March 31
		2017	2016
Related Party	Transaction	(millions of dollars)
IESO	Power purchased	651	710
	Revenues for transmission services	369	376
	Amounts related to electricity rebates	77	–
	Distribution revenues related to rural rate protection	61	31
	Distribution revenues related to the supply of electricity to remote northern communities	8	8
	Funding received related to Conservation and Demand Management programs	16	7
OPG	Power purchased	4	2
	Revenues related to provision of construction and equipment maintenance services	—	1
	Costs expensed related to the purchase of services	—	1
OEFC	Power purchased from power contracts administered by the OEFC	1	—
OEB	OEB fees	2	4
Hydro One Brampton	Cost recovery from management, administrative and smart meter network services	–	1
Hydro One Limited	Return of stated capital	147	226
	Dividends paid	2	2
	Stock-based compensation costs	6	5
Hydro One Telecom	Services received – costs expensed	6	6
	Services received – costs capitalized	—	3
	Revenues for services provided	1	—

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2017 and 2016

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in Hydro One’s internal controls over financial reporting during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

NEW ACCOUNTING PRONOUNCEMENTS

The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2017-07	March 2017	Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.	January 1, 2018	Under assessment
2014-09 2015-14 2016-08 2016-10 2016-12 2016-20 2017-05	May 2014 – February 2017	ASU 2014-09 was issued in May 2014 and provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2015-14 deferred the effective date of ASU 2014-09 by one year. Additional ASUs were issued in 2016 that simplify transition and provide clarity on certain aspects of the new standard.	January 1, 2018	Hydro One has completed its initial assessment and has identified relevant revenue streams. No quantitative determination has been made as a detailed assessment is underway and will continue through to the third quarter of 2017. The Company is on track for implementation of this standard by the effective date.
2016-02	February 2016	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.	January 1, 2019	An initial assessment is currently underway encompassing a review of existing leases, which will be followed by a review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting rates and expected timing of decisions; the Company’s liquidity and capital resources and operational requirements; the standby credit facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; ongoing and planned projects, including expected results and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; the OEB; future pension contributions and valuations; non-GAAP measures; the Fair Hydro Plan and First Nations Rate Assistance Program, including expected outcomes and impacts; recent accounting-related guidance; and the Company’s acquisitions, including Orillia Power Distribution Corporation. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2017 and 2016

distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	risks associated with the Province’s share ownership of Hydro One’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•	the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex information technology system infrastructure;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in the 2016 MD&A.

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

Additional information about Hydro One, including the Company’s Annual Information Form for the year ended December 31, 2016, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.